

Mail Stop 3561

September 8, 2016

Robert Eadie
Chief Executive Officer
Starcore International Mines Ltd.
Suite 750 – 580 Hornby Street, Box 113
Vancouver, British Columbia, Canada V6C 3B6

> **Re:** **Starcore International Mines Ltd.**
> **Registration Statement on Form 20-FR12G**
> **Filed August 12, 2016**
> **File No. 000-50922**

Dear Mr. Eadie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please note that your Form 20-F goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please revise risk factors or where appropriate to address your delinquent filing history, the factors underlying your recent consent to a Section 12(j) revocation order and the extent to which you believe similar factors may lead you to fail to comply with the Commission's reporting requirements.

Key Information, page 6

Selected Financial Data, page 6

3. Please revise your disclosure to state that the financial information for the years ended July 31, 2012 and July 31, 2013 are not included in this registration statement. In addition, please clarify if the financial information for these applicable years was derived from audited or unaudited financial statements.

4. We note you use the terms "net gain (loss)" and "net gain (loss) from operations" in the tabular disclosure of selected financial data. Please revise so the specific line items presented here are expressed in the same manner as the corresponding line items in your financial statements. In addition, please revise to present the net assets for the periods presented in the table. Please refer to the guidance in Item 3.A.2 of Form 20-F.

5. We note your Capitalization and Indebtedness disclosure on page 8 provides the number of common shares issued and outstanding as of April 30, 2016, but the table discloses your total capitalization and indebtedness as of June 30, 2016. For consistency, please revise your disclosure to state the shares outstanding as of June 30, 2016.

Risk Factors, page 8

Risks Associated with our Mining Operations, page 9

6. Please modify your filing, adding risk factors describing the financial risks and/or operational problems associated with your San Martin Operation, your sole source of operational cash flow, in the event you are limited by insufficient quantities of proven/probable reserves and/or inferred resources.

Our directors and officers may have conflicts of interest, page 13

7. We note the statement on page 13 that certain of your directors and officers "have served and continue to serve as officers and directors for other companies engaged in natural resource exploration and development." Please revise here or where appropriate to identify the individuals, the other companies they are associated with, and summarize the conflicts.

Information on our Company, page 18

History and Development of Our Company

8. Please provide the disclosure required by Items 4.A.5 and 4.A.6 of Form 20-F.

Mineral Properties, page 24

9. We note your production disclosure in this section from July 31, 2014 until April 30 2016 totaled 541,466 tonnes with an average grade of 2.07 g/t gold and 20 g/t silver. This is tonnage greater than your reported proven and probable reserves as of July 31, 2014 of 486,586 tonnes at a grade of 2.31 g/t gold and 18.5 g/t silver. Please modify your filing and provide a definitive statement as to the present status of your proven/probable reserves and your inferred resources as of the date of your filing, updating your reserves estimate, if necessary. Please provide a description of any issues or concerns caused by a lack of reserves or resources. In addition, please describe changes to your operational plans. We may have additional comments pending your response.

10. We note you did not provide the inferred resources as of July 31, 2013 with your reserves of that date. Please add the inferred resources tonnage and grades to that section.

Operating And Financial Review and Prospects, page 39

Operating Results, page 39

11. We note you provide a table for period ended April 30, 2016 compared to years ended July 31, 2015 and 2014 on page 40 and indicate in the table that 2016 is for the year ended. Please revise your disclosure to state the period for 2016 is for nine months ended April 30, 2016.

12. We note from page 41 that you discuss the comparison of April 30, 2016 to April 30, 2015. Please clarify that this disclosure represents a comparison for the nine months ended April 30, 2016 and April 30, 2015. In addition, please revise the table on page 40 to include a column for the nine months ended April 30, 2015 for the purpose of your comparative discussion.

Other Items, page 43

Liquidity and Capital Resources, page 43

13. You indicate here that you have no commitments for capital expenditures. However, on page 11 you indicate that you expect to incur significant capital expenditures in fiscal year 2017. Please reconcile.

Directors, Senior Management and Employees, page 45

Compensation, page 48

Executive Compensation, page 48

14. Please reconcile the compensation for Messrs. Eadie, Gunning and Arca with the disclosure regarding payments under the management contracts disclosed on page 52. Please also attach the management contracts as exhibits. See Instruction 4 as to Exhibits of Form 20-F.

Financial Information, page 57

15. You state that your financial statements included in the Registration Statements are for the years ended April 30, 2016 and July 31, 2015. Please revise your disclosure to clarify that April 30, 2016 represents a nine month period.

Consolidated Financial Statements

3. Summary of Significant Accounting Policies

i) Exploration and Evaluation Expenditures, page 12

16. We note from your disclosure that "[you] assess E&E assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount." Please tell us if you identified any facts and circumstances as discussed in paragraph 20 of IFRS 6 to test your exploration and evaluation assets. To the extent you identified any facts and circumstances to test your exploration and evaluation assets, please describe for us these facts and circumstances and tell us how you tested your exploration and evaluation assets.

17. Please quantify the amounts of exploration and evaluation expenditures expensed, if any, as of and for each of the periods presented. Please refer to the guidance in paragraph 24(b) of IFRS 6.

5. Acquisition of Subsidiaries, page 19

18. We note you accounted for the acquisitions of Cortez Gold Corp., as an acquisition of asset. Please tell us how you considered the guidance in IFRS 3, particularly paragraphs B7 through B12 in determining that your acquisition of Cortez Gold Corp. was not acquisition of business.

9.   Mining Interest, Plant and Equipment, page 22

19. We note from your disclosure that you entered into a Binding Agreement to sell the San Pedrito Property located in Quertaro, Mexico.   Please tell us how you considered the guidance in paragraph 7 and 8 of IFRS 5 in determining that this property should not be presented as held for sale in your financial statements.

Exhibit – 15.1

20. We note the consent of your independent registered public accounting firm references to the "Annual Report on Form 20-F of Starcore International Mines Ltd. for the period ended April 30, 2016." Please provide a revised consent from your independent registered public accounting firm to reference its audit report for all applicable periods as provided within the registration statement on Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Herbert I. Ono, Esq.
    McMillan LLP